FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street Vancouver, BC V6C 1H2

Item 2 Date of Material Change

July 12, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on July 12, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

July 12, 2023.

Schedule "A"

HIVE Digital Technologies Debuts New Name and Strategic Expansion to Power the Future of Artificial Intelligence with our Nvidia GPU Cards

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - July 12, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBFA.F) (the "Company" or "HIVE"), a global leader in data center technology and sourcing green energy, today officially becomes HIVE Digital Technologies Ltd. to better represent the company's evolving focus on the revenue opportunities with our Nvidia Graphics Processing Unit (GPU) cards in Cloud compute technology, and its mission to drive advancements in Artificial Intelligence (AI) applications such as ChatGPT, to support the new Web3 ecosystem.

HIVE has been a pioneering force in the cryptocurrency mining sector since 2017. The adoption of a new name signals a significant strategic shift to harness the potential of GPU Cloud compute technology, a vital tool in the world of AI, machine learning, and advanced data analysis, allowing us to expand our revenue channels with our Nvidia GPU fleet.

HIVE, while maintaining a strong presence in Bitcoin mining, intends to utilize its robust 38,000 Nvidia GPU fleet for computational tasks on a massive scale. In addition, the Company plans to branch out into the rental of GPU server clusters via marketplaces and the development of its new service, HIVE Cloud. This cloud service will empower users with access to a virtual instance of a single GPU, a bare-metal server equipped with up to 10 GPUs, or even clusters of multiple servers to provide an array of computing power. HIVE Cloud aims to provide small and medium-sized businesses with an efficient and cost-effective alternative with substantial savings from the major cloud service providers.

"Our name change and strategic pivot indicates our progressive trajectory as a company. High performance computing, driven in large part by GPU processing power, is growing incredibly fast today thanks to this impressive new generation of consumer and enterprise AI tools. Training these tools, from ChatGPT to Midjourney, require high-end GPU compute. As businesses adapt to the new AI world, we believe they will seek companies like HIVE to develop their own AI tools, to give them a competitive edge in this new era of digital information. HIVE Cloud will aim to provide AI compute for enterprises where privacy and ownership of data are key considerations. We are seeing the world's GPU computing demands being best served by Nvidia data-centre grade GPUs, as they feature the unique Tensor Core and Ray Tracing (RT) Core architecture, which are included in our fleet. HIVE purchased Nvidia GPUs with these features that go above and beyond the computing requirements for mining Ethereum. Additionally, we have partnered with SuperMicro, to provide the CPU computing power and storage, to complement our Nvidia GPUs. Our initial order of SuperMicro servers are expected to arrive in the next month, and the Company expects to have additional deliveries announced throughout the year," expressed Aydin Kilic, President & CEO.

Mr. Kilic continued, "As we expand our GPU Cloud business, we require a strategy that better reflects both sides of our business. We build infrastructure for emerging digital tech, not just blockchain, and we intend to utilize our large fleet of GPUs to grow a cloud hosting business. We believe AI and machine learning are going to drive significant demand for GPU compute going forward."

The Company's decision to focus on GPUs and AI technology is informed by the growing importance of GPUs in advancing AI technology. GPUs are an essential element in the progression of AI technology, and notably Nvidia Tensor Cores enable mixed-precision computing, dynamically adapting calculations to accelerate throughput while preserving accuracy. Their capacity to perform multiple calculations simultaneously positions them as key players in the development of more intricate and refined AI systems. Tensor Cores enabled Nvidia to win MLPerf industry-wide benchmark for inference.1 As the AI sector continues to grow, HIVE anticipates that the need for efficient and powerful GPUs will correspondingly expand.

Executive Chairman Frank Holmes stated, "ChatGPT is among the fastest-growing tech products of all time, and we think the underlying technology, large language models (LLMs), is proving to be highly disruptive having attracted 100 million users in only 2 months. The training and fine-tuning of these LLMs are powered by GPUs. We believe the demand from GPU computing with our Nvidia GPU cards has a potential for a high-margin business with annual revenues in the range over $100,000,000."

Figure 1

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As HIVE embraces this transformation, the Company remains at the forefront of the digital industry, dedicated to driving innovation with sustainable, ethically-driven technological solutions.

About HIVE Digital Technologies

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register for HIVE's mailing list, please visit www.hivedigitaltech.com. Follow @HIVE_HPC on Twitter and subscribe to HIVE's YouTube channel.

Media Contact

Nicole Jerick
Talk Shop Media
Nicole@TalkShopMedia.com
778-877-8801

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to: business goals and objectives of the Company; the role of GPUs in the development of AI technology; general trends pertaining to the advancement of AI technology; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the development of artificial intelligence and related technologies; regulatory and legal developments in the artificial intelligence market and related markets; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

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1 https://www.nvidia.com/en-us/data-center/tensor-cores/

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